UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

000899104

(CUSIP Number)

G. Steven Burrill David S. Wetherell c/o Burrill & Company LLC One Embarcadero Center, Suite 2700 San Francisco, CA 94111 415-591-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To: Timothy Young, Esq. c/o Fortis General Counsel, LLP One Lagoon Drive, Suite 100 Redwood Shores, CA 94065 650-489-0850 October 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000899104	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSON: Burrill Capital Fund IV, L.P. (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER:

1,433,304 shares, except that Burrill & Company (BCF IV GP), LLC (the “General Partner”) is the general partner of the Fund and may deemed to have sole power to vote these shares; and each of G. Steven Burrill, Bryant Fong, Victor Hebert, Douglas Lind, David Wetherell and Joshua Zelig (the “Managing Directors”) are members of the investment committee of the General Partner, and each Managing Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER: See response to row 7.
9

SOLE DISPOSITIVE POWER:

1,433,304 shares, except that Burrill & Company (BCF IV GP), LLC (the “General Partner”) is the general partner of the Fund and may deemed to have sole power to dispose of these shares; and each of the Managing Directors are members of the investment committee of the General Partner, and each Managing Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER: See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 000899104	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSON: Burrill & Company (BCF IV GP), LLC (the “General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Managing Directors are members of the investment committee of the General Partner, and each Managing Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER: See response to row 7.
9

SOLE DISPOSITIVE POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Managing Directors are members of the investment committee of the General Partner, and each Managing Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER: See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 000899104	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSON: G. Steven Burrill (“Burrill”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Burrill may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Burrill may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 000899104	SCHEDULE 13D	Page 5 of 13

1	NAMES OF REPORTING PERSON: Bryant Fong (“Fong”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Fong may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Fong may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 000899104	SCHEDULE 13D	Page 6 of 13

1	NAMES OF REPORTING PERSON: Victor Hebert (“Hebert”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Hebert may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Hebert may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 000899104	SCHEDULE 13D	Page 7 of 13

1	NAMES OF REPORTING PERSON: Douglas Lind (“Lind”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Lind may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Lind may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 000899104	SCHEDULE 13D	Page 8 of 13

1	NAMES OF REPORTING PERSON: David Wetherell (“Wetherell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Wetherell may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Wetherell may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 000899104	SCHEDULE 13D	Page 9 of 13

1	NAMES OF REPORTING PERSON: Joshua Zelig (“Zelig”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Zelig may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,433,304 shares, all of which are directly owned by the Fund. The General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. As a member of the investment committee of the General Partner, Zelig may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,433,304 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 000899104	SCHEDULE 13D	Page 10 of 13

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) as previously filed by the undersigned Reporting Persons, with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of ADMA Biologics, Inc., a Delaware corporation whose principal executive offices are located at 465 Route 17 South, Ramsey, New Jersey 07446 (the “Issuer”).

Item 2. Identity and Background.

(a-c, f) This Amendment is being filed on behalf of: (i) Burrill Capital Fund IV, L.P., a Delaware limited partnership (the “Fund”), (ii) Burrill & Company (BCF IV GP), LLC, a Delaware limited liability company (the “General Partner”), (iii) G. Steven Burrill (“Burrill”), (iv) Bryant Fong (“Fong”), (v) Victor Hebert (“Hebert”), (vi) Douglas Lind (“Lind”), (vii) David Wetherell (“Wetherell”) and (viii) Joshua Zelig (“Zelig” and, together with Burrill, Fong, Hebert, Lind and Wetherell, the “Managing Directors”). The Fund, the General Partner and the Managing Directors are collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”

The Fund is a private investment fund and was formed as a limited partnership in the State of Delaware. The General Partner is the general partner of the Fund and was formed as a limited liability company in the State of Delaware. Each of the Managing Directors is a member of the investment committee of the General Partner and a citizen of the United States.

The principal business address of the Reporting Persons is c/o Burrill & Company LLC, One Embarcadero Center, Suite 2700, San Francisco, CA 94111.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 22, 2013, the Fund acquired 308,824 shares of the Issuer’s common stock for a purchase price of $8.50 per share, or $2,625,004.00 in the aggregate (the “Acquisition”), in connection with the Issuer’s initial public offering of Common Stock (the “IPO”). As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,433,304 shares of Common Stock, consisting of (i) 308,824 shares of Common Stock, which were acquired in the Acquisition, and (ii) 1,124,480 shares of Common Stock, after giving effect to a stock split at a ratio of 1.27 for 1 effected by the Company on April 4, 2013, which were acquired by the Reporting Persons prior to the IPO in connection with the Issuer’s merger transaction in February 2012 as previously reported by the Reporting Persons in the Schedule 13D. The source of the funds for the acquisition of the Issuer’s common stock purchased by the Fund in the Acquisition was from working capital. No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

CUSIP No. 000899104	SCHEDULE 13D	Page 11 of 13

Item 4. Purpose of Transaction.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose of or transfer all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5. Interest in Securities of the Issuer.

(a, b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote the shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote the shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of the shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of the shares, see Row 10 of the cover page of each Reporting Person.

Fund1

(a)	Amount Beneficially Owned:	1,433,304 shares

(b)	Fully Diluted Ownership:	15.53%[2]

General Partner1

(a)	Amount Beneficially Owned:	1,433,304 shares

(b)	Fully Diluted Ownership:	15.53%[2]

[1]	The Fund directly owns the shares being reported hereunder. The General Partner is the general partner of the Fund. The Managing Directors are the members of the investment committee of the General Partner. Therefore, each of the General Partner and the Managing Directors may be deemed a beneficial owner of the shares directly owned by the Fund. See the cover page of each Reporting Person for the sole power to vote the shares, shared power to vote the shares, sole power to dispose of the shares, and shared power to dispose of the shares.
[2]	The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO, as reported in the Issuer’s final prospectus filed with the SEC on October 17, 2013, assuming no exercise by the underwriters of their overallotment option.

CUSIP No. 000899104	SCHEDULE 13D	Page 12 of 13

Each Managing Director1

(a)	Amount Beneficially Owned:	1,433,304 shares

(b)	Fully Diluted Ownership:	15.53%[2]

(c) On October 22, 2013, the Fund acquired 308,824 shares of the Issuer’s Common Stock in connection with the Issuer’s IPO.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

In October 2013, the Fund entered into a lock-up agreement with Oppenheimer & Co. Inc., as a representative of certain underwriters, in connection with the IPO, and agreed that until April 15, 2014, it will not offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts, (ii) shares of Common Stock acquired in the IPO, (iii) sales under any 10b-5 plan, (iv) a distribution of shares to the partners, members or shareholders of the restricted party or the transfer of shares to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy), provided that the recipient agrees in writing prior to such distribution or transfer to be bound by the foregoing restrictions, or (v) transfers of Common Stock to the restricted party’s affiliates or to any investment fund or other entity controlled or managed by the restricted party.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Agreement of Joint Filing

Exhibit B	Power of Attorney

Exhibit 99.1	Lock up Agreement, dated as of October 2013, by and among Burrill Capital Fund IV, L.P. and Oppenheimer & Co. Inc., as a representative of certain underwriters.

CUSIP No. 000899104	SCHEDULE 13D	Page 13 of 13

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date October 28, 2013

Burrill Capital Fund IV, L.P.	/s/ Timothy Young
Timothy Young
By Power of Attorney

Burrill & Company (BCF IV GP), LLC	/s/ Timothy Young
Timothy Young
By Power of Attorney

G. Steven Burrill	/s/ Timothy Young
Timothy Young
By Power of Attorney

Bryant Fong	/s/ Timothy Young
Timothy Young
By Power of Attorney

Victor Hebert	/s/ Timothy Young
Timothy Young
By Power of Attorney

Douglas Lind	/s/ Timothy Young
Timothy Young
By Power of Attorney

David Wetherell	/s/ Timothy Young
Timothy Young
By Power of Attorney

Joshua Zelig	/s/ Timothy Young
Timothy Young
By Power of Attorney

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of ADMA Biologics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date October 28, 2013

Burrill Capital Fund IV, L.P.	/s/ Timothy Young
Timothy Young
By Power of Attorney

Burrill & Company (BCF IV GP), LLC	/s/ Timothy Young
Timothy Young
By Power of Attorney

G. Steven Burrill	/s/ Timothy Young
Timothy Young
By Power of Attorney

Bryant Fong	/s/ Timothy Young
Timothy Young
By Power of Attorney

Victor Hebert	/s/ Timothy Young
Timothy Young
By Power of Attorney

Douglas Lind	/s/ Timothy Young
Timothy Young
By Power of Attorney

David Wetherell	/s/ Timothy Young
Timothy Young
By Power of Attorney

Joshua Zelig	/s/ Timothy Young
Timothy Young
By Power of Attorney

Exhibit B

Power of Attorney

KNOW ALL MEN BY THESE PRESENT, that each undersigned hereby constitutes and appoints Timothy Young as his or its true and lawful attorney-in-fact to:

(1) execute for and on behalf of each undersigned (each, a “Reporting Person”), individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4, Form 5 and any applicable registration statements, notice filings or reports) that such Reporting Person may be required or requested to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to a Reporting Person’s (a) status as an officer of director of or (b) ownership of or transactions in securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”) or with respect to a Reporting Person’s obligation to register or otherwise provide filings or reports to the SEC;

(2) do and perform any and all acts for and on behalf of each Reporting Person which may be necessary of desirable to complete and execute any such Reports and timely file such forms and schedules with the SEC and any stock exchange or similar foreign or domestic, federal or state authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

Each Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Reporting Person acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such Reporting Person, is hereby assuming, nor is any Company hereby assuming, any of such Reporting Person’s responsibilities to comply with any such registration, filing or reporting requirements of the SEC or any stock exchange or similar foreign or domestic, federal or state authority, including without limitation Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

This Power of Attorney shall remain in full force and effect with respect to a Reporting Person until the later of such time that (a) such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 or 5 with respect to such Reporting Person’s holdings of and transactions in securities issued by a Company, or (b) such Reporting Person is no longer required to file any other forms, registration statements or similar filings with the SEC or any other similar federal or state governmental entity, unless this Power of Attorney is earlier (i) revoked by such Reporting Person in a signed writing delivered to the foregoing attorney-in-fact or (ii) revoked by such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of October, 2013. This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

BURRILL CAPITAL FUND IV, L.P.

By:	Burrill & Company (BCF IV GP), LLC, its general partner

By:	/s/ G. Steven Burrill
Name: G. Steven Burrill
Title: Manager

BURRILL & COMPANY (BCF IV GP), LLC

By:	/s/ G. Steven Burrill
Name: G. Steven Burrill
Title: Manager

MEMBERS OF THE INVESTMENT COMMITTEE OF BURRILL & COMPANY (BCF IV GP), LLC

/s/ G. Steven Burrill
G. Steven Burrill

/s/ Bryant Fong
Bryant Fong

/s/ Victor Hebert
Victor Hebert

/s/ Douglas Lind
Douglas Lind

/s/ David Wetherell
David Wetherell

/s/ Joshua Zelig
Joshua Zelig